Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, New Jersey 07656

Via EDGAR and Facsimile

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4361
Washington, DC 20549

Attn:	Sonia Bednarowski, Esq. Tonya Bryan, Esq. Nicholas Panos, Esq. David Orlic, Esq.

June 1, 2011

Hertz Global Holdings, Inc.
Registration Statement on Form S-4 (File No. 333-174042)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Hertz Global Holdings, Inc. (the “Company”) hereby requests that the effective date of the above referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement, as then amended, becomes effective under the Securities Act by 5:30 p.m., eastern time, today, or as soon thereafter as practicable.

The Company hereby affirms that it is aware of its obligations under the Securities Act.  In connection with the foregoing request, the Company further acknowledges that:

●
should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance, Office of Mergers and Acquisitions (the “Staff”), of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Scott Barshay at (212) 474-1009 or Minh Van Ngo at (212) 474-1465, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

Hertz Global Holdings, Inc.

By	/s/ Elyse Douglas
	Name:	Elyse Douglas
	Title:	Executive Vice President and Chief Financial Officer